063595.001-1521872.3
________________________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(l)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________________

B+H OCEAN CARRIERS LTD.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

_________________________
Common Stock, $0.01 par value
(Title of Class of Securities)

055090 10 4
(CUSIP Number of Class of Securities)

Deborah Patterson
B+H Ocean Carriers Ltd.
3rd Floor, Par La Ville Place,
14 Par La Ville Road
Hamilton HM 08 Bermuda
(Name and address of agent for service)

(441) 295-6875
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

James C. Kardon, Esq.
Hahn & Hessen LLP
488 Madison Avenue
New York, New York 10022
(212) 478-7200
_________________________
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$3,000,000	$117.90

*
The transaction value is estimated only for purposes of calculating the filing fee.  This amount is based on the purchase of 600,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $5.00 per share.

**	$39.30 per million dollars of transaction value, in accordance with Rule 0-II(b) and Release Nos. 33-8794 and 34-55682 for fiscal year 2008.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
                Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule l3e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by B+H Ocean Carriers Ltd. (the “Company”), a corporation organized under the laws of Liberia, to purchase up to 600,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its common stock, $0.01 par value per share (the “Common Stock”), at a price not greater than $5.00 nor less than $4.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(I)(i) and (a)(l)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(l )(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address:  The name of the subject company is B+H Ocean Carriers Ltd.  The principal executive office of the Company is located at 3rd Floor, Par La Ville Place, 14 Par La Vile Road, Hamilton HM 08, Bermuda, and its telephone number is (441) 295-6875.  The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities:  The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price/Prior Stock Purchases by the Company:  The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference.  Section 8 (“Price Range of the Shares; Prior Stock Purchases by the Company”) of the Offer to Purchase is incorporated herein by reference.

(d) Dividends:  None.

(e) Prior Public Offerings:  None.

Item 3.	Identity and Background of Filing Person.

Name and Address:  The name of the filing person is B+H Ocean Carriers Ltd.  The filing person is the subject company.  The information set forth in Section 10 (“Information About B+H Ocean Carriers Ltd”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.

(a) Material Terms:  The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference.  The information set forth in Section 1 (“Terms of the Offer”), Section 2 (“Purpose of the Offer; Certain Effects of the Tender Offer; Other Plans”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Tender Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“United States Federal Income Tax Consequences”), Section 14 (“Extension of the Tender Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases:  The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference.  The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities:  The information set forth in Section II (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes:  The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.  The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired:  The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans:  The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds:  The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions:  None.

(c) Expenses:  The information set forth in Section 9 (“Source and Amount of Funds”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds:  None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership:  The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions:  The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations:  The information set forth in Section 9 (“Source and Amount of Funds”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

    Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings:  The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”), Section 10 (“Information About B+H Ocean Carriers Ltd.”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information:  The information in the Offer to Purchase and the related Letter of Transmittal, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(ii) hereto, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated October 20, 2008.
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release, dated October 20, 2008.
Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                 B+H OCEAN CARRIERS LTD.

                                By:      /s/ Michael S. Hudner
                            Michael S. Hudner
                            President and Chief Executive Officer

                                                                Date:           October 20, 2008

Index to Exhibits

Exhibit Number	Description

(a)(l)(i)	Offer to Purchase, dated October 20, 2008 .
(a)(l)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(l)(iii)	Notice of Guaranteed Delivery.
(a)(l)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(l)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release, dated October 20, 2008.